UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No.: 333-74483
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.
Attn: Adam Ciongoli One World Financial Center 200 Liberty Street New York, NY 10281-1003 (212) 915-8888

Willis 401(k) Retirement Savings Plan
Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Benefits Committee
Willis North America Inc.
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.
As discussed in Note 1 to the financial statements, on December 31, 2008, the Hilb Rogal & Hobbs (HRH) Retirement Savings Plan assets were transferred into the Plan.
June 25, 2010

WILLIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Participant-directed investments — at fair value	$521,231,595	$418,065,989
Participant loans receivable	8,999,947	4,367,749
Contributions receivable	5,359,981	967,632
Other receivable due to plan merger	—	12,440,943

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	535,591,523	435,842,313

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(7,263,004)	1,735,020

NET ASSETS AVAILABLE FOR BENEFITS	$528,328,519	$437,577,333

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Investment income:
Dividends	$8,605,722
Interest	4,847,740
Interest from participant loans	569,415
Net realized and unrealized appreciation in fair value of investments	73,765,667

Total investment income	87,788,544

Contributions:
Contributions from participants — pre-tax	43,991,879
Contributions from participants — post-tax	1,026,654
Contributions from employer — net of forfeitures	4,428,604

Total contributions	49,447,137

Total additions	137,235,681

DEDUCTIONS:
Benefits paid to participants	(46,258,865)
Plan expenses	(225,630)

Total deductions	(46,484,495)

INCREASE IN NET ASSETS	90,751,186

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	437,577,333

End of year	$528,328,519

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings plc, and covers all eligible employees of the Company and its subsidiaries. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust serves as the trustee of the Plan and Diversified Investment Advisors serves as the record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Effective January 1, 2007, the Plan was amended to automatically enroll newly hired employees in the Plan at 3% of eligible compensation after 60 days of service. Participants may elect to contribute between 1% and 99% of their eligible compensation as pretax and/or Roth 401(k) contributions, subject to Internal Revenue Service (IRS) limits.

For employees hired on or after January 1, 2007, the Employer matching contribution is 100% of participant contributions up to a maximum of 3% of the employee’s annual eligible compensation or $6,900. For employees hired prior to January 1, 2007, the Employer matching contribution is 100% of participant contributions up to a maximum of 3% of the employee’s annual eligible compensation or $5,300. Annual compensation shall mean the participant’s base pay plus commissions and production incentives received during the calendar year. The match is paid annually on the 12/31 payroll.

In May 2009 and made effective January 1, 2009, the Company suspended the Employer match, except for Legacy HRH Associates. The Employer match for Legacy HRH Associates was not suspended until October 1, 2009 due to merger agreement requirements.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.

Investments — Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, Willis Group Holdings plc common stock, and stable value funds as investment options for participants.

The Willis Stable Value Fund and Transamerica Financial Life Insurance Company (TFLIC) Stable 5 Fund are fully benefit-responsive and are invested in separate group annuity insurance contracts with TFLIC. In addition, participants have the option of transferring amounts from the above types of funds into a self-directed brokerage account.

Payment of Benefits — Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts can be in lump-sum amounts or installments.

Vesting — A participant’s contributions and earnings thereon are immediately vested. Employer contributions and earnings thereon are 25% vested after two years of service, 50% after three years, 75% after four years, and fully vested after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 11.03%, which are commensurate with prevailing rates as determined by the Plan administrator at the date of each loan. Loan maturity dates range from January 1, 2010 to December 15, 2024. Principal and interest are paid ratably through payroll deductions.

Forfeitures — Terminating participants forfeit all nonvested Employer contributions. The forfeitures are used to offset future Employer contributions. Forfeited nonvested accounts totaled $573,808 and $149,320 at December 31, 2009 and 2008, respectively.

Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon full or partial termination of the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

Plan Merger — On June 8, 2008, Willis Group Holdings plc and Hilb Rogal & Hobbs Company (HRH) announced an Agreement and Plan of Merger, dated June 7, 2008, that provides, among other things, for HRH to be merged with a wholly owned subsidiary of Willis Group Holdings plc. The transaction closed on October 1, 2008, and on December 31, 2008, the net assets of the HRH Retirement Savings Plan were transferred into the Plan, to facilitate a merger of the two plans effective January 1, 2009. The transfer consisted of approximately $192 million of investments, $5 million of participant loans and $7 million of HRH employer matching contributions. The participant loans and HRH employer matching contributions were received into the Plan subsequent to December 31, 2008. Accordingly, these balances were reported as a receivable in the accompanying statement of net assets available for benefits as of December 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last business day of the Plan year. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value.

Fair value of the contracts are determined by the issuer based on the market value of the underlying investments, and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 962, Plan Accounting — Defined Contribution Plans (“ASC 962”), the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value—basis and is not affected by ASC 962.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and guaranteed investment contracts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

New Accounting Pronouncements — The FASB’s Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

In May 2009, the FASB issued ASC 855, Subsequent Events, (“ASC 855”) which establishes general standards of accounting for and disclosures of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued. ASC 855 is effective for financial periods ending after June 15, 2009 and was adopted by the Company at December 31, 2009. The adoption of ASC 855 did not have a material effect on the Company’s financial position, results of operations or cash flows.

3.	INVESTMENTS

Individual investments that represent greater than 5% of the Plan’s net assets are as follows:

As of December 31, 2009:
Willis Stable Value Fund	$79,904,612
Pimco Total Return Fund	52,885,502
TFLIC Stable 5 Fund	47,790,737
Transamerica Partners Institutional Stock Index Fund	44,261,905
American Funds Income Fund	39,074,112
American Funds Growth Fund	38,523,240
American Funds Europac	36,604,390
American Funds Fundamental Investment Fund	34,461,627

As of December 31, 2008:
Willis Stable Value Fund	$59,857,919
TFLIC Stable 5 Fund	61,419,660
Pimco Total Return Fund	40,614,920
American Funds Income Fund	37,129,681
Transamerica Partners Institutional Stock Index Fund	36,250,712
American Funds Growth Fund	29,446,945
American Funds Fundamental Investment Fund	25,981,498
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $73,765,667 as follows:

Mutual funds	$70,545,976
Common stock	3,205,524
Corporate bonds	1,445
U.S. government securities	12,722

Net appreciation in fair value of investments	$73,765,667

4.	INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan has two fully benefit-responsive investment contracts with TFLIC. TFLIC maintains the contributions in a non-pooled separate account (Willis Stable Value Fund) and a pooled separate account (TFLIC Stable 5 Fund), which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contracts have certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 25% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contracts at any amount less than contract value.

TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed for resetting on a quarterly basis for the Willis Stable Value

Fund and on an annual basis for the TFLIC Stable 5 Fund. The crediting rate of the contract will track current market yields on a trailing basis.

	2009	2008
Wills Stable Value Fund average yields:
Based on annualized earnings (1)	5.95%	1.21%
Based on interest rate credited to participants (2)	3.51	4.52

TFLIC Stable 5 Fund average yields:
Based on annualized earnings (1)	9.24%	3.43%
Based on interest rate credited to participants (2)	3.62	4.19

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.
5.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 14, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company, investments in certain funds managed by the recordkeeper of the Plan, and the investment contracts managed by TFLIC, therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. Such amounts paid by the Company in 2009 were not significant.

At December 31, 2009 and 2008, the Plan held 595,477 and 616,443 shares, respectively, of common stock of Willis Group Holdings plc, with a fair value of $16,445,821 and $16,131,685, respectively.

7.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds — Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common Stocks, Corporate Bonds, and U.S. Government Securities — Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed Investment Contracts — Valued at fair value determined by the issuer of the contracts based on the underlying investments of such contracts.

Participant Loans — Valued at outstanding loan balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 and December 31, 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2		Level 3	Total
Mutual funds	$358,324,586	$		$	$358,324,586
Common stocks	22,403,953				22,403,953
Corporate bonds	1,035,890				1,035,890
U.S. government securities	316,545				316,545
Guaranteed investment contracts			135,532,162		135,532,162
Participant loans			8,999,947		8,999,947
Money market funds			3,618,459		3,618,459

Total assets at fair value	$382,080,974		$148,150,568	$	$530,231,542

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2		Level 3	Total
Mutual funds	$274,617,686	$		$	$274,617,686
Common stocks	19,456,330				19,456,330
Corporate bonds	1,157,818				1,157,818
U.S. government securities	370,134				370,134
Guaranteed investment contracts			119,542,559		119,542,559
Participant loans			4,367,749		4,367,749
Money market funds			2,921,462		2,921,462

Total assets at fair value	$295,601,968		$126,831,770	$	$422,433,738

* * * * * *

SUPPLEMENTAL SCHEDULE

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
WILLIS STABLE VALUE FUND		Group Annuity Insurance Contracts	$79,904,612
TFLIC STABLE 5 FUND		Group Annuity Insurance Contracts	47,790,737
TFLIC General Account		General Insurance Assets	573,808
WILLIS STOCK FUND		Shares of Common Stock	16,445,821
AllianceBernstein International Value Fund		Mutual Fund	2,114
American Funds Europacific		Mutual Fund	36,604,390
American Funds Growth Fund		Mutual Fund	38,523,240
American Funds Income Fund		Mutual Fund	39,074,112
American Funds Fundamental Investment Funds		Mutual Fund	34,461,627
Baron Asset Fund		Mutual Fund	14,929,127
Columbia Small Cap Value Fund		Mutual Fund	17,542,632
Davis NY Venture Fund		Mutual Fund	22,832,784
MFS Value Fund		Mutual Fund	15,609,071
PIMCO Total Return Fund		Mutual Fund	52,885,502
Royce Value Plus		Mutual Fund	20,356,942
Transamerica Partners High Yield Fund		Mutual Fund	9,295,324
Transamerica Partners Stock Index Fund		Mutual Fund	44,261,905
Wells Fargo Advantage Mid Cap Fund		Mutual Fund	7,195,083
SCHWAB MONEY MARKET FUND		Money Market	3,618,460
ALLY BANK 1.45%11CD FDI	23,000	Corporate Bonds	23,002
AMERICAN EX CEN 1.7%11CD FDI	30,000	Corporate Bonds	29,760
BANK OF AMERICA 1.65%10CD FDI	50,000	Corporate Bonds	50,054
BANK OF AMERICA 1.65%10CD FDI	25,000	Corporate Bonds	25,035
BARCLAYS BANK N 3.2%14CD FDI	50,000	Corporate Bonds	49,787
BEAL BANK NV N A 0.4%10CD FDI	3,000	Corporate Bonds	2,996
BK OF CASCADES NA 2.0%10CD FDI	50,000	Corporate Bonds	50,318
BMW NORTH AMER B 1.7%11CD FDI	40,000	Corporate Bonds	39,672
BMW NORTH AMER B 2.4%12CD FDI	25,000	Corporate Bonds	24,869
CAPITAL ONE NA BK 4.2%10CD FDI	75,000	Corporate Bonds	77,024
CAPITAL ONE USA 4.0%10CD FDI	30,000	Corporate Bonds	30,278
CENTENNIAL BANK 4.85%10CD FDI	35,000	Corporate Bonds	36,119
CITY BANK WA N A 2.0%10CD FDI	25,000	Corporate Bonds	25,090
CITY BANK WA N A 3.7%10CD FDI	10,000	Corporate Bonds	10,013
DISCOVER BANK N A 4.2%10CD FDI	50,000	Corporate Bonds	50,780
DISCOVER BANK NA 3.95%10CD FDI	90,000	Corporate Bonds	92,264
FIRST UNITED BK 0.85%11CD FDI	10,000	Corporate Bonds	9,940
FLUSHING SVGSBK 3.7%10CD FDI	50,000	Corporate Bonds	50,520
GE CAPITAL FINL 2.5%11CD FDI	50,000	Corporate Bonds	50,670
MORGAN STANLEY 4.15%10CD FDI	50,000	Corporate Bonds	51,338
STERLING SVGS BK 1.75%10CD FDI	50,000	Corporate Bonds	50,158
WESTERNBANK PR 4.95%10CD FDI	50,000	Corporate Bonds	51,401
AMER INTL GROUP 4.7%10NOTES	25,000	Corporate Bonds	25,063
AMER INTL GROUP 5.375%11NOTES	10,000	Corporate Bonds	10,038
BEAR STEARNS COS 5.85%10NOTES	10,000	Corporate Bonds	10,289
CITIGROUP INC	10,000	Corporate Bonds	10,040
CITIGROUP INC 5.10%11SR NOT	10,000	Corporate Bonds	10,363
FCX 8.250 04/ 8.25%15	15,000	Corporate Bonds	16,238
GENWORTH GL FD 5.125%11NOTES	10,000	Corporate Bonds	10,140
GOLDMAN SACHS 5.70%12NOTES	10,000	Corporate Bonds	10,783
HARTFORD LF TRST 5.2%11NOTES	10,000	Corporate Bonds	10,286
J P MORGAN CHASE 6.75%11GLBL N	10,000	Corporate Bonds	10,591
MERRILL LYNCH & C 4.5%10	10,000	Corporate Bonds	10,258
WASH MUTUAL FIN 6.875%11SR NOT	10,000	Corporate Bonds	10,514
MERRILL LYNCH 4.79%10NOTES	10,000	Corporate Bonds	10,201
ABERDEEN GLOBAL SMALL CAP A	393	Mutual Fund	6,610
AIM TECHNOLOGY FUND INV	12	Mutual Fund	311
AIM TECHNOLOGY FUND INV	199	Mutual Fund	5,334
AKRE FOCUS FD RETAIL	981	Mutual Fund	9,967
ALLIANCEBERNSTEIN INTL GROWTH	1,748	Mutual Fund	24,612

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
ALLIANZ RCM WELLNESS D	385	Mutual Fund	9,126
ALPINE DYNAMIC DIVIDEND FUND	1,885	Mutual Fund	9,559
AMANA INCOME FUND	218	Mutual Fund	6,267
AMERICAN BEACON INTL EQTY I	444	Mutual Fund	6,951
AMERICAN CENTURY GOVT BOND F	4,400	Mutual Fund	48,267
AMERICAN CENTURY INTL BOND F	1,981	Mutual Fund	28,587
AMERICAN CENTURY INTL GROWTH	1,304	Mutual Fund	12,843
AMERICAN CENTURY TARGET MAT 20	307	Mutual Fund	32,379
AMERICAN FD FUNDAMENTAL INVEST	582	Mutual Fund	19,056
AMERICAN FD GROWTH FUND OF AME	2,801	Mutual Fund	76,038
AMERICAN FD INV CO OF AMERIC	49	Mutual Fund	1,277
AMERICAN FD NEW PERSPE	68	Mutual Fund	1,756
ARTIO GLOBAL EQTY FD INC CL	300	Mutual Fund	10,370
ARTISAN INTL FUND	1,011	Mutual Fund	20,885
ARTISAN INTL VALUE FUND	982	Mutual Fund	22,688
BARON ASSET FUND	133	Mutual Fund	6,124
BARON PARTNERS FUND	1,805	Mutual Fund	28,234
BLACKROCK INTL OPPTY A	727	Mutual Fund	22,055
BUFFALO SCIENCE AND TECH FUND	126	Mutual Fund	1,601
BURNHAM FINANCIAL INDUST	563	Mutual Fund	6,625
CALAMOS GROWTH FUND CLASS	412	Mutual Fund	18,317
CGM FOCUS FUND	208	Mutual Fund	6,199
CGM FOCUS FUND	222	Mutual Fund	6,620
CGM FOCUS FUND	179	Mutual Fund	5,327
CHASE GROWTH FUND	219	Mutual Fund	3,424
COHEN & STEERS REALTY SHARES	297	Mutual Fund	13,998
COLUMBIA VALUE & RESTRUCTURING	525	Mutual Fund	22,446
COLUMBIA VALUE & RESTRUCTURING	625	Mutual Fund	26,734
COLUMBIA VALUE & RESTRUCTURING	711	Mutual Fund	30,432
DAVIS NY VENTURE FD CL A	899	Mutual Fund	27,842
DFA EMERGING MARKETS CORE E	583	Mutual Fund	10,634
DFA FIVE YEAR GLOBAL FIXED	2,974	Mutual Fund	32,804
DFA GLOBAL REAL ESTATE SECURI	3,059	Mutual Fund	20,953
DFA INTL SMALL CAP VALUE PORTF	191	Mutual Fund	2,877
DFA INTL SMALL COMPANY PORTFO	1,601	Mutual Fund	22,785
DFA INTL SMALL COMPANY PORTFO	269	Mutual Fund	3,823
DFA INTL VALUE PORTFOLIO	688	Mutual Fund	11,729
DFA REAL ESTATE SECURI	1,512	Mutual Fund	26,060
DFA U.S. LARGE CAP VALUE PORTF	3,425	Mutual Fund	58,433
DFA U.S. LARGE CAP VALUE PORTF	541	Mutual Fund	9,221
DFA U.S. LARGE CAP VALUE PORTF	2,303	Mutual Fund	39,293
DFA U.S. SMALL CAP VALUE PORTF	1,486	Mutual Fund	29,171
DFA U.S. SMALL CAP VALUE PORTF	477	Mutual Fund	9,360
DFA U.S. SMALL CAP VALUE PORTF	1,364	Mutual Fund	26,776
DFA US LARGE CO PORT	568	Mutual Fund	18,639
DFA US MICRO CAP PORT	1,668	Mutual Fund	17,615
DIREXION EMERGING MKTS BULL 2	173	Mutual Fund	10,732
DIREXION LATIN AMERICA BULL 2	93	Mutual Fund	5,308
DIREXION SMALL CAP BEAR 2.5X F	843	Mutual Fund	1,879
DODGE & COX BALANCED FD	40	Mutual Fund	2,577
DODGE & COX INTL STOCK FUND	167	Mutual Fund	5,307
DODGE & COX INTL STOCK FUND	435	Mutual Fund	13,845
DODGE & COX INTL STOCK FUND	653	Mutual Fund	20,791
DODGE & COX INTL STOCK FUND	101	Mutual Fund	3,206
DODGE & COX INTL STOCK FUND	48	Mutual Fund	1,532
DODGE & COX INTL STOCK FUND	170	Mutual Fund	5,405
DODGE & COX STOCK FUND	154	Mutual Fund	14,781
DODGE & COX STOCK FUND	202	Mutual Fund	19,400
DODGE & COX STOCK FUND	59	Mutual Fund	5,662

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
FAIRHOLME FUND	892	Mutual Fund	26,849
FAIRHOLME FUND	322	Mutual Fund	9,698
FAIRHOLME FUND	638	Mutual Fund	19,183
FAIRHOLME FUND	112	Mutual Fund	3,371
FBR SMALL CAP FINANCIAL FUND I	155	Mutual Fund	2,654
FEDERATED CAPITAL APPREC	186	Mutual Fund	3,167
FEDERATED MARKET OPPORT	187	Mutual Fund	1,906
FEDERATED PRUDENT BEAR A	304	Mutual Fund	1,659
FEDERATED PRUDENT BEAR A	1,077	Mutual Fund	5,872
FEDERATED TOTAL RETURN BOND C	1,115	Mutual Fund	12,123
FEDERATED U.S. GOVT SEC FD 2-5	689	Mutual Fund	8,080
FELLOWS ENERGY LTD	3,500	Mutual Fund	12
FIDELITY CANADA FUND	867	Mutual Fund	42,021
FIDELITY CAPITAL APPREC	508	Mutual Fund	10,893
FIDELITY INTL DISCOVERY FUND	408	Mutual Fund	12,383
FIDELITY INTL DISCOVERY FUND	544	Mutual Fund	16,505
FIDELITY LATIN AMER FUND	402	Mutual Fund	20,865
FIDELITY LATIN AMER FUND	587	Mutual Fund	30,429
FIDELITY MAGELLAN FUND	207	Mutual Fund	13,329
FIDELITY SLCT BROKERAGE & INVE	70	Mutual Fund	3,313
FIDELITY SLCT CHEMICALS	35	Mutual Fund	2,627
FIDELITY SLCT COMM EQUIPM	56	Mutual Fund	1,156
FIDELITY SLCT HEALTH CARE F	67	Mutual Fund	7,185
FIDELITY SLCT NAT RES	954	Mutual Fund	27,155
FIDELITY SLCT NATURL GAS	702	Mutual Fund	22,144
FIDELITY SLCT SOFTWARE & COMP	39	Mutual Fund	2,962
FIDELITY SLCT TELECOM FUND	31	Mutual Fund	1,244
FIRST AMERICAN MID CAP SELECT	24	Mutual Fund	201
FIRST AMERICAN SMALL CAP GROWT	268	Mutual Fund	4,425
FIRST EAGLE GLOBAL FUND CL A	3,162	Mutual Fund	126,423
FIRST EAGLE GOLD FUND CL A	1,424	Mutual Fund	38,012
FIRSTHAND TECHNOLOGY VALUE	9	Mutual Fund	283
FIRSTHAND TECHNOLOGY VALUE	56	Mutual Fund	1,706
GABELLI ASSET FUND AAA	34	Mutual Fund	1,365
GABELLI EQUITY INCOME FUND C	767	Mutual Fund	13,682
GAMCO GOLD FUND CL AAA	154	Mutual Fund	4,614
GAMCO WESTWOOD BALANCED FUND C	1,354	Mutual Fund	13,428
GATEWAY FUND CL A	9,718	Mutual Fund	245,373
HARBOR BOND FUND INST CL	970	Mutual Fund	11,774
HARBOR INTERNATIONAL FUND I	607	Mutual Fund	33,019
HARDING LOEVNER EMERGING MARKE	290	Mutual Fund	12,479
HARTFORD CAPITAL APPR FUND C	1,259	Mutual Fund	38,640
HARTFORD CAPITAL APPR FUND C	819	Mutual Fund	25,128
HEARTLAND VALUE PLUS FD INV CL	271	Mutual Fund	6,341
HUSSMAN STRATEGIC TOTAL RETURN	1,234	Mutual Fund	14,767
ICON ENERGY FUND	1,508	Mutual Fund	25,954
IVY ASSET STRATEGY FUND CL A	449	Mutual Fund	10,005
IVY ASSET STRATEGY FUND CL I	1,006	Mutual Fund	22,556
IVY GLOBAL NATURAL RESOUR	939	Mutual Fund	17,366
JANUS BALANCED FD CL J	2	Mutual Fund	40
JANUS GROWTH & INCM FD CL J	30	Mutual Fund	843
JANUS OVERSEAS FD CL J	60	Mutual Fund	2,548
JANUS OVERSEAS FD CL J	263	Mutual Fund	11,158
JANUS OVERSEAS FD CL J	863	Mutual Fund	36,663
JANUS RESEARCH FD CL J	124	Mutual Fund	3,034
JENSEN PORTFOLIO CLASS J	265	Mutual Fund	6,498
KINETICS PARADIGM FUND	453	Mutual Fund	9,137
LAZARD EMERGING MARKETS PORTFO	1,702	Mutual Fund	31,105
LAZARD EMERGING MARKETS PORTFO	858	Mutual Fund	15,675

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
LAZARD EMERGING MARKETS PORTFO	263	Mutual Fund	4,804
LEUTHOLD CORE INVESTMENT FUND	449	Mutual Fund	7,346
LOOMIS SAYLES BOND FUND CL R	1,059	Mutual Fund	14,079
LOOMIS SAYLES GLOBAL BD FUND C	495	Mutual Fund	7,833
LOOMIS SAYLES GLOBAL BD FUND C	1,225	Mutual Fund	19,399
MANNING & NAPIER EQUITY SERIES	578	Mutual Fund	9,807
MARSICO GLOBAL FD	507	Mutual Fund	4,587
MATTHEWS CHINA FUND	118	Mutual Fund	3,019
MATTHEWS CHINA FUND	216	Mutual Fund	5,504
MATTHEWS CHINA FUND	405	Mutual Fund	10,324
MATTHEWS INDIA FUND	2,209	Mutual Fund	35,984
MERIDIAN GROWTH FUND	41	Mutual Fund	1,394
MERIDIAN GROWTH FUND	359	Mutual Fund	12,194
NB FOCUS FUND INVESTOR CLASS	113	Mutual Fund	1,988
NEUBERGER BERMAN SMALL CAP GR	87	Mutual Fund	1,285
OAKMARK EQUITY INCOME FD	3,841	Mutual Fund	98,092
PACIFIC ADV SMALL CAP FD CL A	301	Mutual Fund	7,941
PARNASSUS EQUITY INCOME FUND I	250	Mutual Fund	6,121
PAYDEN VALUE LEADERS FUND	326	Mutual Fund	2,816
PERRITT MICRO CAP OPPORT	1,453	Mutual Fund	31,506
PIMCO ALL ASSET CL D	2,246	Mutual Fund	25,676
PIMCO COMMODITY REAL RETURN	2,242	Mutual Fund	18,567
PIMCO DEVELOPING LOCAL MKTS F	8,884	Mutual Fund	89,014
PIMCO STKSPLUS TR SHORT STRAT	201	Mutual Fund	947
PIMCO TOTAL RETURN FUND CL D	5,037	Mutual Fund	54,399
PIMCO TOTAL RETURN FUND CL D	1,596	Mutual Fund	17,239
PIMCO TOTAL RETURN FUND CL D	3,232	Mutual Fund	34,906
PIN OAK AGGRESSIVE STOCK FUND	129	Mutual Fund	3,222
PRINCIPAL HIGH YIELD A	2,129	Mutual Fund	16,539
PROXIM CORP CL A NEW CLASS	15	Mutual Fund	0
ROYCE LOW PRICED STOCK FUND S	845	Mutual Fund	11,879
ROYCE PENNSYLVANIA MUTUA	893	Mutual Fund	8,442
ROYCE PREMIER FUND INVEST	3,850	Mutual Fund	62,791
ROYCE VALUE PLUS FUND SVC CL	3,120	Mutual Fund	35,068
RS TECHNOLOGY FUND	734	Mutual Fund	10,929
RYDEX NASDAQ-100 FUND INV CL	122	Mutual Fund	1,491
SCH MUNI MONEY FUND SWEEP	24	Mutual Fund	24
SCHWAB DIVIDEND EQUITY FUND	2,179	Mutual Fund	25,557
SCHWAB GNMA FUND	3,003	Mutual Fund	30,180
SCHWAB GOVT MONEY FUND	1,023	Mutual Fund	1,023
SCHWAB HEALTH CARE FUND	247	Mutual Fund	3,609
SCHWAB HEALTH CARE FUND	609	Mutual Fund	8,907
SCHWAB INTL INDEX FUND	628	Mutual Fund	10,439
SCHWAB MARKETTRACK CONSER	457	Mutual Fund	5,661
SCHWAB S&P 500 INDEX FD	2,727	Mutual Fund	47,281
SCHWAB S&P 500 INDEX FD	1,130	Mutual Fund	19,593
SCHWAB S&P 500 INDEX FD	458	Mutual Fund	7,936
SCHWAB SMALL CAP INDEX FUND	638	Mutual Fund	10,707
SCHWAB SMALL CAP INDEX FUND	398	Mutual Fund	6,685
SCHWAB US TREAS MONEY FD	57,642	Mutual Fund	57,642
SCHWAB US TREAS MONEY FD	55,025	Mutual Fund	55,025
SCHWAB US TREAS MONEY FD	989	Mutual Fund	989
SCHWAB VALUE ADVANTAGE MONEY	8,291	Mutual Fund	8,291
SCHWAB VALUE ADVANTAGE MONEY	37,136	Mutual Fund	37,136
SCHWAB VALUE ADVANTAGE MONEY	287,052	Mutual Fund	287,052
SELECTED AMERICAN SHARESCLASS	1,863	Mutual Fund	69,445
SOUND SHORE FUND INC	603	Mutual Fund	17,235
SOUND SHORE FUND INC	1,776	Mutual Fund	50,765
T ROWE PRICE CAPITAL APPREC	305	Mutual Fund	5,533

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
T ROWE PRICE EMERGING MARKET	759	Mutual Fund	22,825
T ROWE PRICE EUROPEAN STOCK	194	Mutual Fund	2,727
T ROWE PRICE HIGH YIELD FUND	30,297	Mutual Fund	194,509
T ROWE PRICE INTL BOND FUND	2,965	Mutual Fund	29,267
T ROWE PRICE LATIN AMERIC	654	Mutual Fund	31,610
T ROWE PRICE MEDIA AND TELECO	244	Mutual Fund	9,996
TCW TOTAL RETURN BOND FUND N	1,152	Mutual Fund	11,812
TEMPLETON FOREIGN FUND CL A	956	Mutual Fund	6,264
TEMPLETON GLOBAL BOND FUND A	3,176	Mutual Fund	40,304
TEMPLETON WORLD FUND CL A	2,725	Mutual Fund	38,068
THE DELAFIELD FUND	1,447	Mutual Fund	33,741
THIRD AVE REAL ESTATE VALUE	385	Mutual Fund	7,882
THIRD AVENUE VALUE FUND	457	Mutual Fund	21,171
THOMPSON PLUMB GROWTH FUND	440	Mutual Fund	12,113
THORNBURG GLOBAL OPPTY FD INS	1,753	Mutual Fund	23,636
THORNBURG INV INCOME BUILDE	1,591	Mutual Fund	28,369
TOCQUEVILLE GOLD FUND	167	Mutual Fund	9,613
TORRAY FUND	660	Mutual Fund	17,660
TWEEDY BROWNE GLOBAL VALUE	37	Mutual Fund	777
U.S. GLOBAL INVESTORS EASTER	504	Mutual Fund	4,591
VALUE LINE EMERGING OPPORT	76	Mutual Fund	1,969
VANGUARD 500 INDEX FUND INVEST	77	Mutual Fund	7,917
VANGUARD 500 INDEX FUND INVEST	106	Mutual Fund	10,925
VANGUARD 500 INDEX FUND INVEST	650	Mutual Fund	66,703
VANGUARD DEVELOPED MKTS INDEX	7,847	Mutual Fund	74,786
VANGUARD DIVIDEND GROWTH FUND	1,621	Mutual Fund	21,344
VANGUARD EMERGING MKTS STOCK	702	Mutual Fund	18,182
VANGUARD GROWTH & INCOME FUND	634	Mutual Fund	14,833
VANGUARD HIGH YIELD CORP FUND	6,504	Mutual Fund	35,578
VANGUARD INFLATION PROTEC	1,365	Mutual Fund	17,131
VANGUARD INFLATION PROTEC	3,446	Mutual Fund	43,243
VANGUARD INTL GROWTH FD INVEST	830	Mutual Fund	14,099
VANGUARD INTL GROWTH FD INVEST	183	Mutual Fund	3,107
VANGUARD INTL VALUE FUND	472	Mutual Fund	14,460
VANGUARD SMALL CAP GROWTH	749	Mutual Fund	12,600
VANGUARD TOTAL BD MARKET INDEX	3,080	Mutual Fund	31,882
VANGUARD TOTAL INTL STOCK	957	Mutual Fund	13,796
VANGUARD TOTAL INTL STOCK	826	Mutual Fund	11,897
VANGUARD TOTAL STOCK MKT INDEX	237	Mutual Fund	6,512
VANGUARD TOTAL STOCK MKT INDEX	350	Mutual Fund	9,611
VANGUARD VALUE INDEX FUND I	579	Mutual Fund	10,780
VANGUARD WELLESLEY INCOME	999	Mutual Fund	20,341
VANGUARD WELLINGTON FD INVEST	499	Mutual Fund	14,385
VANGUARD WELLINGTON FD INVEST	955	Mutual Fund	27,563
VANGUARD WINDSOR FUND INVEST	999	Mutual Fund	11,898
VANGUARD WINDSOR II FD INVEST	863	Mutual Fund	20,442
WASATCH 1ST SOURCE INCOME	1,385	Mutual Fund	17,561
WEITZ VALUE FUND	858	Mutual Fund	20,341
WELLS FARGO ADVANTAGE GROWTH	247	Mutual Fund	6,265
WELLS FARGO ADVANTAGE INTL E	83	Mutual Fund	797
WELLS FARGO ADVANTAGE LARGE	65	Mutual Fund	3,229
WHITE OAK SELECT GROWTH FUND	247	Mutual Fund	8,521
WHITE OAK SELECT GROWTH FUND	457	Mutual Fund	15,780
WHITE OAK SELECT GROWTH FUND	839	Mutual Fund	28,995
U S TREAS STRIP 0% 02/10INT PM	12,000	Principal amount due 2/15/2010	11,998
U S TREAS STRIP 0% 02/11INT PM	53,000	Principal amount due 2/15/2011	52,578
U S TREAS STRIP 0% 02/12INT PM	53,000	Principal amount due 2/15/2012	51,646
U S TREAS STRIP 0% 02/13INT PM	53,000	Principal amount due 2/15/2013	49,986
U S TREAS STRIP 0% 02/14INT PM	12,000	Principal amount due 2/15/2014	10,874

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
U S TREAS STRIP 0% 05/10INT PM	12,000	Principal amount due 5/15/2010	11,996
U S TREAS STRIP 0% 05/11INT PM	12,000	Principal amount due 5/15/2011	11,904
U S TREAS STRIP 0% 05/12INT PM	12,000	Principal amount due 5/15/2012	11,657
U S TREAS STRIP 0% 05/13INT PM	12,000	Principal amount due 5/15/2013	11,229
U S TREAS STRIP 0% 08/10INT PM	12,000	Principal amount due 8/15/2010	11,974
U S TREAS STRIP 0% 08/11INT PM	12,000	Principal amount due 8/15/2011	11,833
U S TREAS STRIP 0% 08/12INT PM	12,000	Principal amount due 8/15/2012	11,536
U S TREAS STRIP 0% 08/13INT PM	12,000	Principal amount due 8/15/2013	11,110
U S TREAS STRIP 0% 11/10INT PM	12,000	Principal amount due 11/15/2010	11,951
U S TREAS STRIP 0% 11/11INT PM	12,000	Principal amount due 11/15/2011	11,824
U S TREAS STRIP 0% 11/12INT PM	12,000	Principal amount due 11/15/2012	11,452
U S TREAS STRIP 0% 11/13INT PM	12,000	Principal amount due 11/15/2013	10,997
1/100 BERKSHIRE HTWY CLA100 SH	100	Shares of Common Stock	99,200
3M COMPANY	51	Shares of Common Stock	4,188
3M COMPANY	516	Shares of Common Stock	42,684
A E S CORP	100	Shares of Common Stock	1,331
A M R CORPORATION	75	Shares of Common Stock	580
A T & T INC NEW	132	Shares of Common Stock	3,700
A T & T INC NEW	200	Shares of Common Stock	5,606
A T & T INC NEW	400	Shares of Common Stock	11,212
A T & T INC NEW	258	Shares of Common Stock	7,231
A T & T INC NEW	1,000	Shares of Common Stock	28,030
A T & T INC NEW	200	Shares of Common Stock	5,606
A T & T INC NEW	44	Shares of Common Stock	1,222
A T & T INC NEW	5	Shares of Common Stock	140
ABBOTT LABORATORIES	500	Shares of Common Stock	26,995
ACTIONS SEMICNDCTOR ADRF** PEN	2,000	Shares of Common Stock	4,820
AETNA INC NEW	50	Shares of Common Stock	1,585
AIM CONSTELLATION FUND CL A	998	Shares of Common Stock	20,193
AIM CONSTELLATION FUND CL A	1,245	Shares of Common Stock	25,194
ALAMOS GOLD INC F	400	Shares of Common Stock	4,792
ALBERTA STAR DEV CORP F	1,000	Shares of Common Stock	150
ALCATEL LUCENT ADR FSPONSO	5	Shares of Common Stock	17
ALCATEL LUCENT ADR FSPONSO	585	Shares of Common Stock	1,942
ALCATEL LUCENT ADR FSPONSO	10	Shares of Common Stock	33
ALCATEL LUCENT ADR FSPONSO	136	Shares of Common Stock	452
ALCON INC F	45	Shares of Common Stock	7,396
ALLIED IRISH BANKS ADR FSPONSO	300	Shares of Common Stock	1,053
ALLIED WORLD ASSURANCE ** PEN	200	Shares of Common Stock	9,214
ALNYLAM PHARMACEUTICALS ** PEN	500	Shares of Common Stock	8,810
ALPHA NATURAL RESOURCES ** PEN	77	Shares of Common Stock	3,340
ALTRIA GROUP INC	500	Shares of Common Stock	9,815
ALTRIA GROUP INC	300	Shares of Common Stock	5,889
ALTRIA GROUP INC	24	Shares of Common Stock	472
AMAZON COM INC	70	Shares of Common Stock	9,416
AMAZON COM INC	230	Shares of Common Stock	30,940
AMAZON COM INC	67	Shares of Common Stock	9,013
AMAZON COM INC	60	Shares of Common Stock	8,071
AMER SAFTY INS HLDG LTDF	3,000	Shares of Common Stock	43,350
AMERICAN EXPRESS COMPANY	200	Shares of Common Stock	8,094
AMERICAN INTL GROUP NEW	50	Shares of Common Stock	1,499
AMERICAN INTL GROUP NEW	75	Shares of Common Stock	2,249
AMERICAN INTL GROUP NEW	50	Shares of Common Stock	1,499
AMERICAN INTL GROUP NEW	25	Shares of Common Stock	750
AMERICAN INTL GROUP NEW	105	Shares of Common Stock	3,148
AMERICAN INTL GROUP NEW	327	Shares of Common Stock	9,803
AMERICAN INTL GROUP NEW	400	Shares of Common Stock	11,992
AMERICAN INTL GROUP NEW	18	Shares of Common Stock	540
AMERICAN INTL GROUP NEW	100	Shares of Common Stock	2,998

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
AMERICAN INTL GROUP NEW	25	Shares of Common Stock	750
AMERICAN INTL GROUP NEW	6	Shares of Common Stock	180
AMERICAN INTL GROUP NEW	4	Shares of Common Stock	120
AMERICAN INTL GROUP NEW	63	Shares of Common Stock	1,889
AMERICAN STATES WATER COHOLDIN	160	Shares of Common Stock	5,666
AMGEN INCORPORATED	80	Shares of Common Stock	4,526
AMGEN INCORPORATED	100	Shares of Common Stock	5,657
AMPHENOL CORP CL A	65	Shares of Common Stock	3,002
ANADARKO PETROLEUM CORP	200	Shares of Common Stock	12,484
ANADYS PHARMACEUTICALS ** PEN	2,000	Shares of Common Stock	4,220
ANTARES PHARMA INC	2,000	Shares of Common Stock	2,280
AOL INC	3	Shares of Common Stock	70
AOL INC	9	Shares of Common Stock	210
AOL INC	3	Shares of Common Stock	70
APOGEE MINERALS LTD F	105,000	Shares of Common Stock	11,519
APOLLO GOLD CORPORATIONF	2,000	Shares of Common Stock	880
APOLLO GROUP INC CL A	40	Shares of Common Stock	2,423
APPLE INC	262	Shares of Common Stock	55,212
APPLE INC	100	Shares of Common Stock	21,073
APPLE INC	52	Shares of Common Stock	10,958
APPLE INC	32	Shares of Common Stock	6,743
APPLE INC	45	Shares of Common Stock	9,483
APPLIED MATERIALS INC	1	Shares of Common Stock	19
APPLIED MATERIALS INC	213	Shares of Common Stock	2,974
APPLIED MATERIALS INC	300	Shares of Common Stock	4,182
ARADIGM CORP NEW	180	Shares of Common Stock	26
ARCA BIOPHARMA INC	250	Shares of Common Stock	815
ARCELOR MITTAL NY NEW FNEW YO	125	Shares of Common Stock	5,719
ARCELOR MITTAL NY NEW FNEW YO	70	Shares of Common Stock	3,203
ARCHER-DANIELS-MIDLND CO	50	Shares of Common Stock	1,566
ASHFORD 8.45% SER D PFD 8.45%	2,000	Shares of Common Stock	36,160
ASPEN INSURANCE HOLDINGS** PEN	500	Shares of Common Stock	12,725
ATLAS CORPORATION	103,000	Shares of Common Stock	3,090
ATLAS ENERGY INC	290	Shares of Common Stock	8,741
ATMEL CORP	2,000	Shares of Common Stock	9,220
AUCXIS CORP	200	Shares of Common Stock	0
AUDIOVOX CP CL A	100	Shares of Common Stock	709
AUTO DATA PROCESSING	40	Shares of Common Stock	1,713
AUTODESK INC	300	Shares of Common Stock	7,623
B J SERVICES CO	280	Shares of Common Stock	5,208
B M C SOFTWARE INC	400	Shares of Common Stock	16,040
B2GOLD CORP F	392	Shares of Common Stock	452
BAIDU COM INC ADR F** PEN	5	Shares of Common Stock	2,056
BANDERA GOLD LTD F	500	Shares of Common Stock	62
BANK OF AMERICA CORP	104	Shares of Common Stock	1,562
BANK OF AMERICA CORP	50	Shares of Common Stock	753
BANK OF AMERICA CORP	1,001	Shares of Common Stock	15,070
BANK OF AMERICA CORP	60	Shares of Common Stock	904
BANK OF AMERICA CORP	427	Shares of Common Stock	6,432
BANK OF AMERICA CORP	343	Shares of Common Stock	5,166
BANK OF AMERICA CORP	50	Shares of Common Stock	753
BANK OF AMERICA CORP	300	Shares of Common Stock	4,518
BANK OF AMERICA CORP	100	Shares of Common Stock	1,506
BANK OF AMERICA CORP	135	Shares of Common Stock	2,034
BAYER A G SPONSORED ADRFSPONSO	350	Shares of Common Stock	28,102
BAYSWATER URANIUM NEW F	1,000	Shares of Common Stock	95
BB&T CORPORATION	11	Shares of Common Stock	282
BERKLEY W R CORPORATION	102	Shares of Common Stock	2,521
BERKSHIRE HATHAWAY CL B	1	Shares of Common Stock	3,286

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
BERKSHIRE HATHAWAY CL B	1	Shares of Common Stock	3,286
BERKSHIRE HATHAWAY CL B	2	Shares of Common Stock	6,572
BERKSHIRE HATHAWAY CL B	10	Shares of Common Stock	32,860
BERKSHIRE HATHAWAY CL B	3	Shares of Common Stock	9,858
BIOELECTRONICS CORP	12,000	Shares of Common Stock	522
BIOPURE CORP CL A NEW	16	Shares of Common Stock	0
BIOSANTE PHARMA INC NEW	5,000	Shares of Common Stock	7,250
BIOSTAR PHARMACEUTICALS	1,900	Shares of Common Stock	8,455
BLACKROCK INC	15	Shares of Common Stock	3,483
BLACKSTONE GROUP LP ** PEN	316	Shares of Common Stock	4,143
BOSTON SCIENTIFIC CORP	1,000	Shares of Common Stock	9,000
BP PLC ADR FSPONSO	150	Shares of Common Stock	8,696
BRINKS CO DUTCH	38	Shares of Common Stock	925
BRINKS HOME SEC HOLDINGS	37	Shares of Common Stock	1,208
BRISTOL-MYERS SQUIBB CO ODDLOT	80	Shares of Common Stock	2,020
BROADCOM CORP CL A CLASS	125	Shares of Common Stock	3,934
BROOKFIELD INFRA PTNRS F	454	Shares of Common Stock	7,614
BROOKS AUTOMATION NEW DUTCH	31	Shares of Common Stock	266
BRUKER CORPORATION	600	Shares of Common Stock	7,236
BUNGE LIMITED F	1,330	Shares of Common Stock	84,883
C H ROBINSON WORLDWD NEW	95	Shares of Common Stock	5,579
C S X CORP	60	Shares of Common Stock	2,909
CADAN RESOURCES NEW F	100	Shares of Common Stock	86
CAL MAINE FOODS INC NEW	200	Shares of Common Stock	6,816
CALLON PETROLEUM CO	500	Shares of Common Stock	750
CALUMET SPECIALTY PROD ** PRI	15	Shares of Common Stock	275
CANADIAN ZINC CORP F	400	Shares of Common Stock	128
CAPITAL BANK CORP NEW	199	Shares of Common Stock	770
CAPSTONE MINING CORP F	200	Shares of Common Stock	536
CATERPILLAR INC	100	Shares of Common Stock	5,699
CELADON GROUP INC	200	Shares of Common Stock	2,170
CELGENE CORP	70	Shares of Common Stock	3,898
CENTRAL FD CDA LTD CLA FCLASS	170	Shares of Common Stock	2,343
CENTRAL FD CDA LTD CLA FCLASS	2,000	Shares of Common Stock	27,560
CENVEO INC	3,500	Shares of Common Stock	30,625
CERNER CORP	100	Shares of Common Stock	8,244
CHESAPEAKE ENERGY CORP	102	Shares of Common Stock	2,638
CHESAPEAKE ENERGY CORP	10	Shares of Common Stock	259
CHESAPEAKE UTIL CORP	100	Shares of Common Stock	3,205
CHEVRON CORPORATION	200	Shares of Common Stock	15,398
CHEVRON CORPORATION	70	Shares of Common Stock	5,389
CHINA KANGTAI CACTUS BIO	80	Shares of Common Stock	217
CHINA NATURAL GAS NEW	3,425	Shares of Common Stock	38,086
CHINA TEL GROUP INC	10,000	Shares of Common Stock	18,000
CIRRUS LOGIC INC	250	Shares of Common Stock	1,705
CISCO SYSTEMS INC	150	Shares of Common Stock	3,591
CISCO SYSTEMS INC	1,620	Shares of Common Stock	38,783
CISCO SYSTEMS INC	400	Shares of Common Stock	9,576
CISCO SYSTEMS INC	70	Shares of Common Stock	1,676
CISCO SYSTEMS INC	400	Shares of Common Stock	9,576
CISCO SYSTEMS INC	200	Shares of Common Stock	4,788
CISCO SYSTEMS INC	400	Shares of Common Stock	9,576
CISCO SYSTEMS INC	196	Shares of Common Stock	4,692
CISCO SYSTEMS INC	200	Shares of Common Stock	4,788
CISCO SYSTEMS INC	300	Shares of Common Stock	7,182
CISCO SYSTEMS INC	130	Shares of Common Stock	3,112
CISCO SYSTEMS INC	195	Shares of Common Stock	4,668
CISCO SYSTEMS INC	22	Shares of Common Stock	527
CISCO SYSTEMS INC	125	Shares of Common Stock	2,993

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
CITADEL BROADCASTING CP	15	Shares of Common Stock	0
CITADEL BROADCASTING CP	4	Shares of Common Stock	0
CITADEL BROADCASTING CP	8	Shares of Common Stock	0
CITIGROUP INC	800	Shares of Common Stock	2,648
CITIGROUP INC	2,000	Shares of Common Stock	6,620
CITIGROUP INC	10,000	Shares of Common Stock	33,100
CITIGROUP INC	7,000	Shares of Common Stock	23,170
CITIGROUP INC	400	Shares of Common Stock	1,324
CITIGROUP INC	1,000	Shares of Common Stock	3,310
CITIGROUP INC	55	Shares of Common Stock	182
CITIGROUP INC	179	Shares of Common Stock	591
CITIGROUP INC	850	Shares of Common Stock	2,814
CITIGROUP INC	1,485	Shares of Common Stock	4,915
CITIGROUP INC	1,100	Shares of Common Stock	3,641
CITRIX SYSTEMS INC	200	Shares of Common Stock	8,322
CITRIX SYSTEMS INC	15	Shares of Common Stock	624
CLAYMORE MLP OPPTY FUND	240	Shares of Common Stock	4,306
COCA COLA COMPANY	1,004	Shares of Common Stock	57,237
COCA COLA COMPANY	100	Shares of Common Stock	5,700
COCA COLA COMPANY	11	Shares of Common Stock	629
COCA COLA COMPANY	56	Shares of Common Stock	3,191
COEUR D ALENE MINES NEW	85	Shares of Common Stock	1,535
COEUR D ALENE MINES NEW	100	Shares of Common Stock	1,806
COGNIZANT TECH SOL CL A	90	Shares of Common Stock	4,080
COINSTAR INC	50	Shares of Common Stock	1,389
COLGATE-PALMOLIVE CO	70	Shares of Common Stock	5,751
COLONIAL BANCGROUP INC	725	Shares of Common Stock	11
COMCAST CORP NEW CL A	100	Shares of Common Stock	1,680
COMCAST CORP NEW CL A	16	Shares of Common Stock	270
COMDISCO HOLDING CO RTSRIGHTS	150	Shares of Common Stock	19
COMPASS DIVERSIFIED TR ** PEN	2,000	Shares of Common Stock	25,520
COMPUTRZD THERML IMAGING	1,000	Shares of Common Stock	1
COMPUTRZD THERML IMAGING	100	Shares of Common Stock	0
CONAGRA FOODS INC	10	Shares of Common Stock	231
CONOCOPHILLIPS	50	Shares of Common Stock	2,554
CONOCOPHILLIPS	800	Shares of Common Stock	40,856
CONOCOPHILLIPS	200	Shares of Common Stock	10,214
CONOCOPHILLIPS	430	Shares of Common Stock	21,960
CONOCOPHILLIPS	5	Shares of Common Stock	276
CONSOL ENERGY INC	103	Shares of Common Stock	5,135
CONTL AIRLINES CL B 1 VOTE	100	Shares of Common Stock	1,792
CONTL AIRLINES CL B 1 VOTE	80	Shares of Common Stock	1,434
CONTL PRECIOUS MINERALSF	1,000	Shares of Common Stock	849
COPANO ENERGY LLC ** PEN	15	Shares of Common Stock	370
CORN PRODUCTS INTL INC	250	Shares of Common Stock	7,308
CORNING INC	200	Shares of Common Stock	3,862
COSTCO WHSL CORP NEW	50	Shares of Common Stock	2,978
COVIDIEN PLC F	9	Shares of Common Stock	439
CPEX PHARMACEUTICALS INC	10	Shares of Common Stock	110
CROSSHAIR EXPL & MININGF	1,450	Shares of Common Stock	276
CYNOSURE INC ** PEN	600	Shares of Common Stock	6,894
DECODE GENETICS INC F	5,900	Shares of Common Stock	826
DEERE & CO	100	Shares of Common Stock	5,409
DELL INC	50	Shares of Common Stock	718
DELL INC	200	Shares of Common Stock	2,872
DELL INC	140	Shares of Common Stock	2,010
DELL INC	100	Shares of Common Stock	1,436
DELL INC	500	Shares of Common Stock	7,180
DELL INC	252	Shares of Common Stock	3,619

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
DELL INC	400	Shares of Common Stock	5,744
DELL INC	100	Shares of Common Stock	1,436
DELL INC	15	Shares of Common Stock	215
DELTATHREE INC	200	Shares of Common Stock	74
DENISON MINES CORP F	1,250	Shares of Common Stock	1,588
DEVL DIVERSIFIED RLTY REIT	204	Shares of Common Stock	1,889
DIANA SHIPPING INC F** PEN	2,000	Shares of Common Stock	28,960
DIREXION SHARES ETF NEW DAILY	10	Shares of Common Stock	741
DIREXION SHARES ETF NEW DAILY	200	Shares of Common Stock	3,886
DIREXION SHS EXCH TRD FD** PEN	750	Shares of Common Stock	3,743
DIREXION SHS EXCH TRD FD** PEN	150	Shares of Common Stock	5,952
DIREXION SHS EXCH TRD FD** PEN	500	Shares of Common Stock	4,370
DIREXION SHS EXCH TRD FD** PEN	450	Shares of Common Stock	4,437
DISNEY WALT CO	200	Shares of Common Stock	6,450
DISNEY WALT CO	200	Shares of Common Stock	6,450
DISNEY WALT CO	65	Shares of Common Stock	2,096
DISNEY WALT CO	200	Shares of Common Stock	6,450
DISNEY WALT CO	108	Shares of Common Stock	3,481
DITEM EXPLORATION INC F	1,000	Shares of Common Stock	67
DOLLAR GENERAL CORP NEW ** PEN	250	Shares of Common Stock	5,608
DOW CHEMICAL COMPANY	210	Shares of Common Stock	5,802
DRYSHIPS INC F** PEN	100	Shares of Common Stock	582
DUKE ENERGY CORP NEW	300	Shares of Common Stock	5,163
DUKE ENERGY CORP NEW	100	Shares of Common Stock	1,721
DUKE ENERGY CORP NEW	2,560	Shares of Common Stock	44,058
E C U SILVER MINING INCF	1,000	Shares of Common Stock	706
E M C CORP MASS	420	Shares of Common Stock	7,337
E M C CORP MASS	200	Shares of Common Stock	3,494
E M C CORP MASS	14	Shares of Common Stock	245
E M C CORP MASS	175	Shares of Common Stock	3,057
EARTHLINK INC	100	Shares of Common Stock	831
EASTMAN KODAK COMPANY	111	Shares of Common Stock	469
EBAY INC	100	Shares of Common Stock	2,353
ECHELON CORPORATION	180	Shares of Common Stock	2,081
EDDIE BAUER HOLDINGS CP	5,000	Shares of Common Stock	175
ELAN CORP PLC SPON ADR FSPONSO	3,300	Shares of Common Stock	21,516
ELECTROGLAS CORP	400	Shares of Common Stock	0
EMDEON INC ** PEN	800	Shares of Common Stock	12,200
EMERSON ELECTRIC CO	300	Shares of Common Stock	12,780
ENDURANCE SPECALTY HLDGF	100	Shares of Common Stock	3,723
ENERGY TRANSFER PARTNERSUNITS	500	Shares of Common Stock	22,485
ENTEGRIS INC DUTCH	1,000	Shares of Common Stock	5,280
ENTERPRISE GRP HLDGS LP ** PEN	180	Shares of Common Stock	7,015
ENTERPRISE PRD PRTNRS LP	275	Shares of Common Stock	8,638
ERICSSON TEL ADR B NEW FCL B S	120	Shares of Common Stock	1,103
E-TRADE FINANCIAL CORP	25,000	Shares of Common Stock	44,000
EVOLVING SYSTEMS INC NEW	1,000	Shares of Common Stock	6,250
EWORLD COMPANIES INC NEW	625,000	Shares of Common Stock	188
EXELON CORPORATION	50	Shares of Common Stock	2,444
EXPO HOLDING INC	33,500	Shares of Common Stock	117
EXTREME NETWORKS INC DUTCH	600	Shares of Common Stock	1,722
EXXON MOBIL CORPORATION	70	Shares of Common Stock	4,773
EXXON MOBIL CORPORATION	1	Shares of Common Stock	61
EXXON MOBIL CORPORATION	75	Shares of Common Stock	5,136
EXXON MOBIL CORPORATION	190	Shares of Common Stock	12,975
EXXON MOBIL CORPORATION	10	Shares of Common Stock	682
EXXON MOBIL CORPORATION	131	Shares of Common Stock	8,916
F5 NETWORKS INC	399	Shares of Common Stock	21,135
FAIRPOINT COMMUN INC ** PEN	1	Shares of Common Stock	0

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
FALCON OIL & GAS LTD F	80,000	Shares of Common Stock	11,824
FANNIE MAE	100	Shares of Common Stock	118
FIDELITY NATL FINL INC CLASS	200	Shares of Common Stock	2,692
FIFTH THIRD BANCORP	100	Shares of Common Stock	975
FINISH LINE INC CL A	518	Shares of Common Stock	6,506
FIRST STATE BANCORP NM	10,000	Shares of Common Stock	4,000
FLAMEL TECH SA ADR FSPONSO	1,000	Shares of Common Stock	7,400
FORD MOTOR COMPANY NEW TENDER	585	Shares of Common Stock	5,850
FORD MOTOR COMPANY NEW TENDER	300	Shares of Common Stock	3,000
FORD MOTOR COMPANY NEW TENDER	1,000	Shares of Common Stock	10,000
FORD MOTOR COMPANY NEW TENDER	200	Shares of Common Stock	2,000
FORD MOTOR COMPANY NEW TENDER	225	Shares of Common Stock	2,251
FOUNTAIN HEALTHY AGING	7,500	Shares of Common Stock	41
FREEPORT MCMORAN COPPER	100	Shares of Common Stock	8,029
FREEPORT MCMORAN COPPER	30	Shares of Common Stock	2,409
FREIGHTCAR AMERICA INC ** PEN	253	Shares of Common Stock	5,007
FRONTIER OIL CORP	50	Shares of Common Stock	602
GABELLI GLOBAL GOLD TR	500	Shares of Common Stock	8,165
GASCO ENERGY INC	1,500	Shares of Common Stock	795
GENCORP INCORPORATED	750	Shares of Common Stock	5,250
GENERAL ELECTRIC COMPANY	500	Shares of Common Stock	7,565
GENERAL ELECTRIC COMPANY	325	Shares of Common Stock	4,917
GENERAL ELECTRIC COMPANY	280	Shares of Common Stock	4,236
GENERAL ELECTRIC COMPANY	300	Shares of Common Stock	4,539
GENERAL ELECTRIC COMPANY	500	Shares of Common Stock	7,565
GENERAL ELECTRIC COMPANY	523	Shares of Common Stock	7,913
GENERAL ELECTRIC COMPANY	203	Shares of Common Stock	3,070
GENERAL ELECTRIC COMPANY	562	Shares of Common Stock	8,509
GENERAL ELECTRIC COMPANY	400	Shares of Common Stock	6,052
GENERAL ELECTRIC COMPANY	66	Shares of Common Stock	993
GENERAL ELECTRIC COMPANY	5	Shares of Common Stock	77
GENERAL ELECTRIC COMPANY	400	Shares of Common Stock	6,052
GENERAL ELECTRIC COMPANY	45	Shares of Common Stock	681
GENERAL ELECTRIC COMPANY	100	Shares of Common Stock	1,514
GENERAL ELECTRIC COMPANY	55	Shares of Common Stock	837
GENERAL GROWTH PPTYS	7,000	Shares of Common Stock	80,920
GENERAL MILLS INC	200	Shares of Common Stock	14,162
GENERAL MILLS INC	40	Shares of Common Stock	2,832
GENERAL MILLS INC	27	Shares of Common Stock	1,912
GENERAL MOLY INC	1,000	Shares of Common Stock	2,080
GETTY REALTY CORP NEW REIT	245	Shares of Common Stock	5,766
GILEAD SCIENCES INC	45	Shares of Common Stock	1,947
GLOBAL ALUMINA CORP FDUTCH	11,000	Shares of Common Stock	5,555
GLOBAL PEOPLELINE TELECO	3	Shares of Common Stock	0
GOLD CANYON RES INC F	10,250	Shares of Common Stock	1,857
GOLD CANYON RES INC F	10,000	Shares of Common Stock	1,812
GOLD CANYON RES INC F	30,000	Shares of Common Stock	5,436
GOLD COAST MINING CORXXXN/C TO	83	Shares of Common Stock	15
GOLD FIELDS LTD NEW ADRFSPONSO	147	Shares of Common Stock	1,927
GOLDCORP INC NEW FEXCHAN	32	Shares of Common Stock	1,259
GOLDMAN SACHS GROUP INC	50	Shares of Common Stock	8,442
GOLDMAN SACHS GROUP INC	25	Shares of Common Stock	4,221
GOLDMAN SACHS PFD PREASS	169	Shares of Common Stock	7,478
GOLDSPRING INC	2,000	Shares of Common Stock	14
GOOGLE INC ** PEN	10	Shares of Common Stock	6,200
GOOGLE INC ** PEN	30	Shares of Common Stock	18,599
GOOGLE INC ** PEN	10	Shares of Common Stock	6,200
GREENLAND MIN & EGY ORDF	10,000	Shares of Common Stock	5,216
GRUPO SIMEC S A B ADR FSPONSO	585	Shares of Common Stock	4,914

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
GUARDIAN TECH INTL NEW	6,000	Shares of Common Stock	960
GULF RESOURCES INC NEW	2,713	Shares of Common Stock	31,634
HANESBRANDS INC	700	Shares of Common Stock	16,877
HARD TO TREAT DISEASES	42,000	Shares of Common Stock	206
HATTERAS FINANCIAL CORP ** PEN	540	Shares of Common Stock	15,105
HDFC BANK LIMITED ADR FSPONSO	50	Shares of Common Stock	6,504
HEALTHSOUTH CORP NEW	680	Shares of Common Stock	12,764
HEIDRICK&STRUGGLES INTL	1,000	Shares of Common Stock	31,240
HELICOS BIOSCIENCES CORP** PEN	520	Shares of Common Stock	536
HERCULES OFFSHORE INC ** PEN	2,000	Shares of Common Stock	9,560
HERSHEY COMPANY	24	Shares of Common Stock	852
HEWLETT-PACKARD COMPANY	100	Shares of Common Stock	5,151
HEWLETT-PACKARD COMPANY	139	Shares of Common Stock	7,156
HOME DEPOT INC TENDER	200	Shares of Common Stock	5,786
HOME DEPOT INC TENDER	150	Shares of Common Stock	4,340
HOME DEPOT INC TENDER	35	Shares of Common Stock	1,010
HOMEOWNERS CHOICE INC	1,000	Shares of Common Stock	7,710
HUDSON CITY BANCORP INC	500	Shares of Common Stock	6,865
HUDSON CITY BANCORP INC	100	Shares of Common Stock	1,373
ICON PLC SPON ADR FSPONSO	200	Shares of Common Stock	4,346
IMAGING DIAGNOSTIC SYS	21,000	Shares of Common Stock	525
IMPACT SILVER CORP F	1,000	Shares of Common Stock	1,116
INGERSOLL RAND CL A NEWFIRELAN	28	Shares of Common Stock	995
INOVIO BIOMEDICAL CORP	1,000	Shares of Common Stock	1,140
INTEL CORP	100	Shares of Common Stock	2,040
INTEL CORP	225	Shares of Common Stock	4,590
INTEL CORP	1,000	Shares of Common Stock	20,400
INTEL CORP	500	Shares of Common Stock	10,200
INTEL CORP	114	Shares of Common Stock	2,327
INTEL CORP	114	Shares of Common Stock	2,316
INTEL CORP	300	Shares of Common Stock	6,120
INTEL CORP	182	Shares of Common Stock	3,721
INTEL CORP	260	Shares of Common Stock	5,304
INTELLIGENT COMM ENT	258	Shares of Common Stock	361
INTERIORS INC CL A	25,709	Shares of Common Stock	8
INTERPHARM HOLDINGS INC	1,000	Shares of Common Stock	23
INTL BUSINESS MACHINES	25	Shares of Common Stock	3,273
INTL BUSINESS MACHINES	45	Shares of Common Stock	5,909
INTL BUSINESS MACHINES	250	Shares of Common Stock	32,725
INTL BUSINESS MACHINES	161	Shares of Common Stock	21,091
INTL BUSINESS MACHINES	27	Shares of Common Stock	3,495
INTL BUSINESS MACHINES	20	Shares of Common Stock	2,618
INTUITIVE SURGICAL NEW	8	Shares of Common Stock	2,427
INTUITIVE SURGICAL NEW	72	Shares of Common Stock	21,847
ISCO INTERNATIONAL INXXXBANKRU	53,770	Shares of Common Stock	48
ISIS PHARMACEUTICALS INC	600	Shares of Common Stock	6,666
ISIS PHARMACEUTICALS INC	500	Shares of Common Stock	5,555
ITC HOLDINGS CORP ** PEN	140	Shares of Common Stock	7,293
JACK IN THE BOX INC	200	Shares of Common Stock	3,934
JACOBS ENGINEERING GROUP	200	Shares of Common Stock	7,522
JDS UNIPHASE CORP NEW	2	Shares of Common Stock	17
JDS UNIPHASE CORP NEW	176	Shares of Common Stock	1,452
JEDI MIND INC	10,000	Shares of Common Stock	590
JOHNSON & JOHNSON	1	Shares of Common Stock	74
JPMORGAN CHASE & CO	500	Shares of Common Stock	20,835
JPMORGAN CHASE & CO	500	Shares of Common Stock	20,835
JPMORGAN CHASE & CO	23	Shares of Common Stock	958
JPMORGAN CHASE & CO	65	Shares of Common Stock	2,694
K V PHARMACEUTICAL CL A	915	Shares of Common Stock	3,358

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
KANSAS CITY SOUTHERN	300	Shares of Common Stock	9,987
KAYNE ANDERSON MLP INVT ** PEN	704	Shares of Common Stock	17,633
KBR INC ** PEN	55	Shares of Common Stock	1,045
KINDER MORGAN ENERGY LP UNIT L	120	Shares of Common Stock	7,298
KINDER MORGAN MGMT LLC	228	Shares of Common Stock	12,465
KINDER MORGAN MGMT LLC	1,070	Shares of Common Stock	58,485
KKR FINANCIAL HLDGS LLC REIT	280	Shares of Common Stock	1,624
KRAFT FOODS INC EXCHAN	207	Shares of Common Stock	5,626
KRAFT FOODS INC EXCHAN	264	Shares of Common Stock	7,174
KRAFT FOODS INC EXCHAN	14	Shares of Common Stock	389
KRISPY KREME DOUGHNUT CP	500	Shares of Common Stock	1,475
L INTERNATIONAL COMPUTERTRADIN	200	Shares of Common Stock	0
L-1 IDENTITY SOLUTIONS	200	Shares of Common Stock	1,498
LAB CP OF AMER HLDG NEW	400	Shares of Common Stock	29,936
LADISH CO NEW	100	Shares of Common Stock	1,505
LEVEL 3 COMMUNICATIONS	1,500	Shares of Common Stock	2,295
LIFE TECHNOLOGIES CORP	75	Shares of Common Stock	3,917
LIGHTBRIDGE CORP	167	Shares of Common Stock	1,000
LIMITED BRANDS INC TENDER	138	Shares of Common Stock	2,659
LINDSAY CORPORATION	750	Shares of Common Stock	29,888
LONGTOP FINL TECH ADS F** PEN	250	Shares of Common Stock	9,255
LOWES COMPANIES INC	201	Shares of Common Stock	4,699
LOWES COMPANIES INC	206	Shares of Common Stock	4,812
LSI CORPORATION	4	Shares of Common Stock	24
LSI CORPORATION	10	Shares of Common Stock	60
LSI CORPORATION	2	Shares of Common Stock	12
M D U RESOURCES GROUP	529	Shares of Common Stock	12,484
MAGELLAN MIDSTREAM PTNRS	150	Shares of Common Stock	6,500
MARKEL CORP HOLDIN	40	Shares of Common Stock	13,600
MARSH & MC LENNAN CO INC	46	Shares of Common Stock	1,016
MARSHALL & ILSLEY CP NEW	1,100	Shares of Common Stock	5,995
MASTERCARD INC ** PEN	25	Shares of Common Stock	6,400
MATTEL INCORPORATED	251	Shares of Common Stock	5,012
MC DONALDS CORP EXCHAN	1,500	Shares of Common Stock	93,660
MC DONALDS CORP EXCHAN	2	Shares of Common Stock	127
MCGRAW-HILL COS	27	Shares of Common Stock	902
MEADOWBROOK INSURANCE GP	106	Shares of Common Stock	783
MEDCOHEALTH SOLUTIONS ODDLOT	100	Shares of Common Stock	6,391
MEDCOHEALTH SOLUTIONS ODDLOT	62	Shares of Common Stock	3,962
MEGA URANIUM LTD 12 WTSFWARRAN	1,500	Shares of Common Stock	157
MEGA URANIUM LTD F	14,000	Shares of Common Stock	10,149
MELCO PBL ENTMT LTD ADRF**PEND	10,000	Shares of Common Stock	33,600
MERCK & CO INC NEW	337	Shares of Common Stock	12,327
MERCK & CO INC NEW	27	Shares of Common Stock	987
MERCK & CO INC NEW	75	Shares of Common Stock	2,741
MERCK & CO INC NEW	30	Shares of Common Stock	1,104
METANOR RESOURCES F	1,000	Shares of Common Stock	544
METANOR RESOURCES F	2,500	Shares of Common Stock	1,359
METANOR RESOURCES F	20,000	Shares of Common Stock	10,874
METLIFE INC	275	Shares of Common Stock	9,721
MGM MIRAGE TENDER	42	Shares of Common Stock	383
MICROSOFT CORP DUTCH	100	Shares of Common Stock	3,048
MICROSOFT CORP DUTCH	250	Shares of Common Stock	7,620
MICROSOFT CORP DUTCH	101	Shares of Common Stock	3,077
MICROSOFT CORP DUTCH	54	Shares of Common Stock	1,647
MICROSOFT CORP DUTCH	3,000	Shares of Common Stock	91,440
MICROSOFT CORP DUTCH	1,200	Shares of Common Stock	36,576
MICROSOFT CORP DUTCH	1	Shares of Common Stock	26
MICROSOFT CORP DUTCH	600	Shares of Common Stock	18,288

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
MICROSOFT CORP DUTCH	150	Shares of Common Stock	4,572
MICROSOFT CORP DUTCH	220	Shares of Common Stock	6,711
MICROSOFT CORP DUTCH	300	Shares of Common Stock	9,144
MICROSOFT CORP DUTCH	0	Shares of Common Stock	2
MICROSOFT CORP DUTCH	200	Shares of Common Stock	6,096
MICROSOFT CORP DUTCH	60	Shares of Common Stock	1,829
MICROSOFT CORP DUTCH	160	Shares of Common Stock	4,877
MICROSOFT CORP DUTCH	110	Shares of Common Stock	3,355
MICROSOFT CORP DUTCH	220	Shares of Common Stock	6,711
MIDDLEBY CORP THE	100	Shares of Common Stock	4,902
MILLENNIUM CELL INC	5,000	Shares of Common Stock	3
MONSANTO CO NEW DEL	1,000	Shares of Common Stock	81,750
MONTPELIER RE HLDGS LTDF	106	Shares of Common Stock	1,840
MOSAIC COMPANY	150	Shares of Common Stock	8,960
MOSAIC COMPANY	90	Shares of Common Stock	5,376
MOTOROLA INCORPORATED ODDLOT	211	Shares of Common Stock	1,634
MOTORS LIQUIDATION CO	118	Shares of Common Stock	55
MULTIMEDIA GAMES INC DUTCH	1,000	Shares of Common Stock	6,010
NAM TAI ELECTRONICS NEWF	1,000	Shares of Common Stock	5,230
NATL SCIENTIFIC CORP	250	Shares of Common Stock	0
NETAPP INC	95	Shares of Common Stock	3,264
NETEASE.COM INC ADR FWITH S	100	Shares of Common Stock	3,762
NEW GOLD INC CDA 12 WTSFWARRAN	7,000	Shares of Common Stock	234
NEWMARKET CORPORATION ODD LO	178	Shares of Common Stock	20,429
NIKE INC CLASS B	50	Shares of Common Stock	3,304
NORDIC AMERN TANKR SHPGF	204	Shares of Common Stock	6,121
NORTEL NETWORKS CP NEW F	100	Shares of Common Stock	2
NORTH AMERN DATACOM INC	1,000	Shares of Common Stock	0
NORTHPOINT COMMUN GROUP	1,800	Shares of Common Stock	2
NOVAMED INC	400	Shares of Common Stock	1,552
NOVARTIS A G SPON ADR FSPONSO	175	Shares of Common Stock	9,525
NUCOR CORP	300	Shares of Common Stock	13,995
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock	1,237
NUVEEN FLTG RATE INCM FD	120	Shares of Common Stock	1,242
NYSE EURONEXT N V	200	Shares of Common Stock	5,060
O S I SYSTEMS INC	200	Shares of Common Stock	5,456
OBN HOLDINGS INC NEW	200	Shares of Common Stock	10
OCEANFREIGHT INC ** PEN	3,000	Shares of Common Stock	2,775
OMEGA NAV ENTERPRISES AF** PEN	5,000	Shares of Common Stock	15,600
OMNICARE INC	69	Shares of Common Stock	1,659
OMNICOM GROUP INC	25	Shares of Common Stock	979
ON2 TECHNOLOGIES INC	10,000	Shares of Common Stock	6,100
ORACLE CORPORATION	200	Shares of Common Stock	4,906
ORACLE CORPORATION	101	Shares of Common Stock	2,471
ORACLE CORPORATION	101	Shares of Common Stock	2,471
ORACLE CORPORATION	81	Shares of Common Stock	1,977
OXUS GOLD PLC WEF ORD F	202,700	Shares of Common Stock	29,797
PALADIN ENERGY LTD ORD FCANADI	1,000	Shares of Common Stock	3,759
PALM INC	40	Shares of Common Stock	396
PAN AMERICAN SILVER CP F	200	Shares of Common Stock	4,762
PATRIOT NATL BANCORP INC	3,300	Shares of Common Stock	5,115
PAYCHEX INC	203	Shares of Common Stock	6,224
PCCW LIMITED NEW ORD F	180	Shares of Common Stock	43
PENN WEST ENERGY TRUST FTRUST	500	Shares of Common Stock	8,800
PEPSI BOTTLING GROUP INC	26	Shares of Common Stock	985
PEPSICO INCORPORATED	200	Shares of Common Stock	12,160
PEPSICO INCORPORATED	13	Shares of Common Stock	794
PETROBRAS ENERG NEW ADRFSPONSO	233	Shares of Common Stock	3,642
PFIZER INCORPORATED ODDLOT	600	Shares of Common Stock	10,914

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
PFIZER INCORPORATED ODDLOT	66	Shares of Common Stock	1,201
PFIZER INCORPORATED ODDLOT	106	Shares of Common Stock	1,922
PFIZER INCORPORATED ODDLOT	25	Shares of Common Stock	455
PFIZER INCORPORATED ODDLOT	450	Shares of Common Stock	8,186
PFIZER INCORPORATED ODDLOT	130	Shares of Common Stock	2,371
PHILIP MORRIS INTL INC	300	Shares of Common Stock	14,457
PHILIP MORRIS INTL INC	21	Shares of Common Stock	1,036
PIMCO CORPORATE OPPTY FD	244	Shares of Common Stock	3,520
PINETREE CAPITAL NEW F	1,500	Shares of Common Stock	3,062
PINNACLE AIRLINES CORP — PEN	150	Shares of Common Stock	1,032
PIPER JAFFRAY COS NEW ODDLOT	1	Shares of Common Stock	51
PLAINS ALL AMERN PPLN LPUNIT L	140	Shares of Common Stock	7,399
PLAINS ALL AMERN PPLN LPUNIT L	200	Shares of Common Stock	10,570
PLUG POWER INC	125	Shares of Common Stock	89
POINTER TELOCATION LTD F	1,000	Shares of Common Stock	6,350
POST PROPERTIES INC REIT	55	Shares of Common Stock	1,078
PRECISION DRILLING TR F	965	Shares of Common Stock	6,996
PRICELINE.COM INC NEW	97	Shares of Common Stock	21,186
PROCTER & GAMBLE EXCHAN	200	Shares of Common Stock	12,126
PROCTER & GAMBLE EXCHAN	40	Shares of Common Stock	2,425
PROCTER & GAMBLE EXCHAN	102	Shares of Common Stock	6,201
PROCTER & GAMBLE EXCHAN	24	Shares of Common Stock	1,428
PROGRESS ENERGY INC	37	Shares of Common Stock	1,512
PROGRESS ENERGY INC	422	Shares of Common Stock	17,287
PROSHS ULTRA SILVER ** PEN	20	Shares of Common Stock	1,123
PROSHS ULTRASHORT BASIC BASIC	350	Shares of Common Stock	2,972
PROSHS ULTRASHORT DJ AIG** PEN	200	Shares of Common Stock	2,730
PROSHS ULTRASHORT REAL REAL E	700	Shares of Common Stock	5,250
PUMA EXPLORATION INC F	2,750	Shares of Common Stock	223
PUMA EXPLORATION INC F	3,900	Shares of Common Stock	316
QUALCOMM INC	200	Shares of Common Stock	9,252
QUALCOMM INC	340	Shares of Common Stock	15,728
QUALCOMM INC	115	Shares of Common Stock	5,320
QUALMARK CORP	400	Shares of Common Stock	96
R F MICRO DEVICES INC	1,000	Shares of Common Stock	4,770
RADIOSHACK CORPORATION	100	Shares of Common Stock	1,950
RAMBUS INC DEL	484	Shares of Common Stock	11,810
RANGE RESOURCES CORP	100	Shares of Common Stock	4,985
RAYTHEON COMPANY NEW ODD LO	359	Shares of Common Stock	18,487
REALNETWORKS INC	2,000	Shares of Common Stock	7,420
REALTY INCOME CORP REIT	400	Shares of Common Stock	10,364
REGIONS FINANCIAL CP NEW	2,000	Shares of Common Stock	10,580
RESEARCH IN MOTION LTD F	55	Shares of Common Stock	3,715
RESEARCH IN MOTION LTD F	100	Shares of Common Stock	6,754
RESEARCH IN MOTION LTD F	150	Shares of Common Stock	10,131
RITE AID CORPORATION	100	Shares of Common Stock	151
RITE AID CORPORATION	4,000	Shares of Common Stock	6,040
ROCKWELL AUTOMATION INC	9	Shares of Common Stock	423
ROCKWELL COLLINS INC	9	Shares of Common Stock	498
ROVI CORPORATION	76	Shares of Common Stock	2,422
ROWE T PRICE GROUP INC	60	Shares of Common Stock	3,195
SAFEGUARD SCIENT INC NEW	166	Shares of Common Stock	1,711
SALESFORCE COM ** PEN	170	Shares of Common Stock	12,541
SALESFORCE COM ** PEN	45	Shares of Common Stock	3,320
SAN ANTON RESOURCE CP F	1,000	Shares of Common Stock	234
SAN ANTON RESOURCE CP F	15,000	Shares of Common Stock	3,506
SANGUINE CORP NEW	200	Shares of Common Stock	44
SCHEIN HENRY INC	120	Shares of Common Stock	6,312
SCOR ADR FSPONSO	1,000	Shares of Common Stock	2,511

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
SCOR ADR FSPONSO	1,230	Shares of Common Stock	3,088
SEABRIDGE GOLD INC F	500	Shares of Common Stock	12,135
SEACOAST BK CORP FLA COMMON	100	Shares of Common Stock	163
SEALED AIR CORP NEW	106	Shares of Common Stock	2,319
SEQUENOM INC NEW	1,000	Shares of Common Stock	4,140
SHOREHAM RESOURCES LTD F	9,000	Shares of Common Stock	2,404
SIEMENS A G ADR F1 ADR	200	Shares of Common Stock	18,340
SILGAN HOLDINGS INC	50	Shares of Common Stock	2,876
SILVER STANDARD RES INCF	400	Shares of Common Stock	8,748
SILVER WHEATON CORP F	111	Shares of Common Stock	1,667
SILVER WHEATON CORP F	277	Shares of Common Stock	4,161
SILVERCORP METALS INC F	250	Shares of Common Stock	1,650
SINO GAS INTL HLDGS	250	Shares of Common Stock	188
SIRIUS XM RADIO INC	100	Shares of Common Stock	60
SIRIUS XM RADIO INC	169	Shares of Common Stock	101
SOMANETICS CORP NEW	150	Shares of Common Stock	2,633
SONICBLUE INC	700	Shares of Common Stock	0
SONY CORP ADR NEW F1 ADR	100	Shares of Common Stock	2,900
SOUTHWEST AIR 5.75%16BONDS	10,000	Shares of Common Stock	9,703
SOUTHWEST AIRLINES CO	100	Shares of Common Stock	1,143
SOUTHWEST AIRLINES CO	966	Shares of Common Stock	11,037
SOUTHWEST WATER COMPANY	850	Shares of Common Stock	5,007
SPECTRA ENERGY CORP	150	Shares of Common Stock	3,077
SPECTRA ENERGY CORP	50	Shares of Common Stock	1,026
SPECTRA ENERGY CORP	1,280	Shares of Common Stock	26,253
SPECTRASCIENCE INC NEW	4,576	Shares of Common Stock	1,830
SPONGETECH DELIVERY SYS TRADIN	1,000	Shares of Common Stock	50
SPONGETECH DELIVERY SYS TRADIN	35,525	Shares of Common Stock	1,776
SPONGETECH DELIVERY SYS TRADIN	877,000	Shares of Common Stock	43,850
STARBUCKS CORP	162	Shares of Common Stock	3,736
STARBUCKS CORP	105	Shares of Common Stock	2,421
STERIS CORP	250	Shares of Common Stock	6,993
STEWART ENTERPRISES CL A	217	Shares of Common Stock	1,119
STRATEGIC RESOURCES LTD	2,500	Shares of Common Stock	28
STRYKER CORP	75	Shares of Common Stock	3,785
STRYKER CORP	200	Shares of Common Stock	10,074
SUBURBAN PROPANE PRT L PUNIT R	500	Shares of Common Stock	23,540
SUN MICROSYSTEMS INC NEW	50	Shares of Common Stock	469
SUN MICROSYSTEMS INC NEW	275	Shares of Common Stock	2,577
SUN MICROSYSTEMS INC NEW	50	Shares of Common Stock	469
SUNCOR ENERGY INC NEW F	580	Shares of Common Stock	20,480
SUNCOR ENERGY INC NEW F	110	Shares of Common Stock	3,884
SUNESIS PHARMACEUTICALS ** PEN	200	Shares of Common Stock	214
SUNSTONE HOTEL INVS INC NEW	500	Shares of Common Stock	11,595
SUNTECH POWER HLDGS CO ** PEN	47	Shares of Common Stock	782
SUNTRUST BANKS INC	200	Shares of Common Stock	4,058
SUPERIOR ENERGY SERVICES	200	Shares of Common Stock	4,858
SUPERVALU INC	75	Shares of Common Stock	953
SYMMETRY MEDICAL INC ** PEN	195	Shares of Common Stock	1,572
SYNTEL INC	2,000	Shares of Common Stock	76,060
SYSCO CORPORATION	101	Shares of Common Stock	2,818
T J X COS INC	109	Shares of Common Stock	3,980
T R C COMPANIES INC	105	Shares of Common Stock	314
TANZANIAN ROYALTY EXPL F	7,037	Shares of Common Stock	24,559
TARGET CORPORATION	471	Shares of Common Stock	22,798
THE CHARLES SCHWAB CORP	285	Shares of Common Stock	5,364
THE SOUTHERN COMPANY	72	Shares of Common Stock	2,395
TIANRONG BLDG MAT HLDGS	1,000	Shares of Common Stock	0
TIM HORTONS INC ** PEN	252	Shares of Common Stock	7,699

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
TRANSOCEAN INC NEW F	175	Shares of Common Stock	14,490
TRANSOCEAN INC NEW F	60	Shares of Common Stock	4,968
TRANSWITCH CORP NEW	125	Shares of Common Stock	263
TRAVELERS COMPANIES INC	38	Shares of Common Stock	1,899
TRENWICK GROUP LTD ORD F	700	Shares of Common Stock	10
TRUEBLUE INC	150	Shares of Common Stock	2,222
TRUSTCO BANK CORP N Y	100	Shares of Common Stock	630
TUPPERWARE BRANDS CORP	412	Shares of Common Stock	19,187
TYCO ELECTRONICS LTD F	9	Shares of Common Stock	231
TYCO INTL LTD NEW F	500	Shares of Common Stock	17,840
TYCO INTL LTD NEW F	9	Shares of Common Stock	334
U S BANCORP DEL NEW	100	Shares of Common Stock	2,251
U S BANCORP DEL NEW	100	Shares of Common Stock	2,251
U S G CORPORATION NEW	130	Shares of Common Stock	1,827
U S SILVER CORP F	175,000	Shares of Common Stock	27,545
UNILEVER PLC ADR NEW FWITH S	225	Shares of Common Stock	7,178
UNITED PARCEL SERVICE B CLASS	175	Shares of Common Stock	10,037
UNITED STATES NAT GAS FDMASTER	2,000	Shares of Common Stock	20,160
UNITED TECHNOLOGIES CORP	233	Shares of Common Stock	16,207
UNITEDHEALTH GROUP INC	200	Shares of Common Stock	6,104
URANERZ ENERGY CORP	600	Shares of Common Stock	780
US BIOTEC INC NEW	196	Shares of Common Stock	0
VALE SA ADR FSPONSO	250	Shares of Common Stock	7,258
VARIAN MEDICAL SYSTEMS	400	Shares of Common Stock	18,740
VERIZON COMMUNICATIONS	200	Shares of Common Stock	6,626
VERIZON COMMUNICATIONS	63	Shares of Common Stock	2,090
VERIZON COMMUNICATIONS	350	Shares of Common Stock	11,596
VERIZON COMMUNICATIONS	1,000	Shares of Common Stock	33,130
VESTA INSURANCE GROUP	216	Shares of Common Stock	0
VESTAS WIND SYS A/S ADRF1 ADR	2,000	Shares of Common Stock	40,745
VIE FINANCIAL GROUP NEW	15	Shares of Common Stock	1
VISA INC ** PEN	44	Shares of Common Stock	3,848
VISHAY INTERTECHNOLOGY	400	Shares of Common Stock	3,340
VODAFONE GROUP NEW ADR FSPONSO	300	Shares of Common Stock	6,927
WALGREEN COMPANY	100	Shares of Common Stock	3,672
WAL-MART STORES INC	100	Shares of Common Stock	5,345
WAL-MART STORES INC	268	Shares of Common Stock	14,312
WAL-MART STORES INC	500	Shares of Common Stock	26,725
WAL-MART STORES INC	250	Shares of Common Stock	13,363
WAL-MART STORES INC	11	Shares of Common Stock	596
WAL-MART STORES INC	13	Shares of Common Stock	710
WASTE MANAGEMENT INC DEL	101	Shares of Common Stock	3,411
WELLS FARGO & CO NEW	99	Shares of Common Stock	2,672
WELLS FARGO & CO NEW	13	Shares of Common Stock	351
WELLS FARGO & CO NEW	600	Shares of Common Stock	16,194
WELLS FARGO & CO NEW	28	Shares of Common Stock	759
WESTERN COPPER CORP F	80	Shares of Common Stock	125
WESTERN POTASH CORP F	250	Shares of Common Stock	110
WESTERN REFINING INC ** PEN	500	Shares of Common Stock	2,355
WESTERN REFINING INC ** PEN	2,059	Shares of Common Stock	9,696
WHOLE FOODS MARKET INC	113	Shares of Common Stock	3,091
WILLIS GROUP HOLDINGS F	648	Shares of Common Stock	17,094
WISDOMTREE DEFA EQUITY INCOME	136	Shares of Common Stock	5,928
WISDOMTREE EQUITY INC FDHI YIE	265	Shares of Common Stock	9,150
WISDOMTREE MIDCAP DIVDNDMIDCAP	48	Shares of Common Stock	2,045
WISDOMTREE SMALLCAP DIV SMALLC	194	Shares of Common Stock	7,529
WISDOMTREE TRUST ** PEN	31	Shares of Common Stock	1,543
WORLD FUEL SERVICES CORP	400	Shares of Common Stock	10,716
WYNN RESORTS	500	Shares of Common Stock	29,115

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
XEROX CORP	208	Shares of Common Stock	1,758
XL CAPITAL LTD A SHS F	500	Shares of Common Stock	9,165
XL CAPITAL LTD A SHS F	700	Shares of Common Stock	12,831
XL CAPITAL LTD A SHS F	3,050	Shares of Common Stock	55,907
YAMANA GOLD INC F	550	Shares of Common Stock	6,259
YAMANA GOLD INC F	2,000	Shares of Common Stock	22,760
YANZHOU COAL MNG CO ADRFSPONSO	2,580	Shares of Common Stock	56,321
ZEVOTEK INC	30,000	Shares of Common Stock	303
ZION OIL & GAS INC ** PEN	1,100	Shares of Common Stock	7,865
ZIX CORPORATION	20	Shares of Common Stock	34
ZORAN CORP NEW	1,000	Shares of Common Stock	11,050
IDEARC INC	2	Shares of Common Stock	0
LULULEMON ATHLETICA INC.	100	Shares of Common Stock	3,010
TIME WARNER CABLE INC	8	Shares of Common Stock	331
TIME WARNER CABLE INC	25	Shares of Common Stock	1,035
TIME WARNER CABLE INC	8	Shares of Common Stock	331
TIME WARNER INC	33	Shares of Common Stock	962
TIME WARNER INC	100	Shares of Common Stock	2,914
TIME WARNER INC	36	Shares of Common Stock	1,040
WABCO HOLDINGS INC	39	Shares of Common Stock	1,006
CLAYMORE EXCH TRADED FD BNY BR	157	Units of Investment Trust	6,678
CLAYMORE EXCH TRADED FD S&P GL	662	Units of Investment Trust	12,203
ISHARES MSCI BRAZIL INDXBRAZIL	107	Units of Investment Trust	7,979
ISHARES MSCI BRAZIL INDXBRAZIL	200	Units of Investment Trust	14,922
ISHARES MSCI EMRG MKT FDWITH S	173	Units of Investment Trust	7,190
ISHARES MSCI EMRG MKT FDWITH S	538	Units of Investment Trust	22,332
ISHARES MSCI EMRG MKT FDWITH S	706	Units of Investment Trust	29,312
ISHARES MSCI JPN IDX FD JAPAN	832	Units of Investment Trust	8,102
ISHARES MSCI VAL IDX FD	129	Units of Investment Trust	6,492
ISHARES S&P GLBL INDX FDGLOBAL	379	Units of Investment Trust	22,835
ISHARES S&P MIDCAP 400 S&P MI	120	Units of Investment Trust	7,898
ISHARES S&P SMALLCAP 600S&P SM	134	Units of Investment Trust	7,821
ISHARES SILVER TRUST INDEX	1,270	Units of Investment Trust	21,005
ISHARES SILVER TRUST INDEX	350	Units of Investment Trust	5,789
ISHARES TR BARCLAYS TIPSBOND F	45	Units of Investment Trust	4,676
ISHARES TR DJ US INDL US IND	930	Units of Investment Trust	49,318
ISHARES TR LEHMAN BD FD LEHMAN	42	Units of Investment Trust	3,469
ISHARES TR MSCI EAFE FD WITH S	116	Units of Investment Trust	6,401
ISHARES TR MSCI EAFE FD WITH S	302	Units of Investment Trust	16,668
ISHARES TR S&P SMALLCAP WITH S	148	Units of Investment Trust	8,093
ISHARES TRUST INDEX FUNDWITH S	225	Units of Investment Trust	9,509
ISHARES TRUST INDEX FUNDWITH S	108	Units of Investment Trust	4,564
ISHARES TRUST MSCI E	184	Units of Investment Trust	6,580
ISHARES TRUST S&P 500 S&P 50	67	Units of Investment Trust	7,528
ISHARES TRUST S&P 500 S&P 50	50	Units of Investment Trust	5,591
ISHARES TRUST S&P GL	285	Units of Investment Trust	9,721
ISHARES TRUST S&P GLOBALS&P GL	391	Units of Investment Trust	8,705
MARKET VECTORS ETF JUNIOR	19	Units of Investment Trust	489
MARKET VECTORS ETF TRUSTGOLD M	436	Units of Investment Trust	20,150
OIL SERVICE HOLDERS TR DEPOSI	100	Units of Investment Trust	11,888
POWERSHARES GLOBAL WATER** PEN	480	Units of Investment Trust	8,093
POWERSHRS DB AGRICULTRE DOUBLE	500	Units of Investment Trust	5,375
POWERSHS DB COMMDTY INDX	1,000	Units of Investment Trust	24,620
POWERSHS DB US DOLLAR TRINDEX	175	Units of Investment Trust	4,820
POWERSHS EXCH TRAD FD TRDYNAMI	90	Units of Investment Trust	1,508
POWERSHS EXCH TRAD FD TRDYNAMI	331	Units of Investment Trust	4,189
POWERSHS EXCH TRAD FD TRPOWERS	644	Units of Investment Trust	7,228
POWERSHS QQQ TRUST SER 1	130	Units of Investment Trust	5,948
POWERSHS QQQ TRUST SER 1	307	Units of Investment Trust	14,029

WILLIS NORTH AMERICA INC.
WILLIS 401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

		Description of investment including maturity date,
Identity of issue, borrower, lessor, or similar party		rate of interest, collateral, par, or maturity value	Current Value
POWERSHS QQQ TRUST SER 1	318	Units of Investment Trust	14,562
RYDEX ETF TRUST AUSTRA	15	Units of Investment Trust	1,351
S P D R TRUST UNIT SR 1 EXPIRI	338	Units of Investment Trust	37,716
SECTOR SPDR ENGY SELECT SHARES	224	Units of Investment Trust	12,774
SECTOR SPDR FINCL SELECTSHARES	506	Units of Investment Trust	7,287
SECTOR SPDR FINCL SELECTSHARES	248	Units of Investment Trust	3,570
SPDR GOLD TRUST SPDR G	65	Units of Investment Trust	6,975
SPDR GOLD TRUST SPDR G	30	Units of Investment Trust	3,219
SPDR GOLD TRUST SPDR G	100	Units of Investment Trust	10,731
SPDR S&P CHINA ETF	250	Units of Investment Trust	17,963
SPDR S&P DIVIDEND ETF	711	Units of Investment Trust	32,884
UNITED STATES OIL FUND	140	Units of Investment Trust	5,499
VANGUARD DIV APPRCIATION	100	Units of Investment Trust	4,686
VANGUARD EMERGING MARKET	300	Units of Investment Trust	12,300
VANGUARD EMERGING MARKET	637	Units of Investment Trust	26,117
VANGUARD EMERGING MARKET	1,000	Units of Investment Trust	41,000
VANGUARD GROWTH	1,146	Units of Investment Trust	60,789
VANGUARD REIT	326	Units of Investment Trust	14,602
VANGUARD SMALL CAP GRWTH	461	Units of Investment Trust	27,574
VANGUARD TOTAL STOCK MKTSTK MK	295	Units of Investment Trust	16,656

PARTICIPANT NOTES RECEIVABLE		Participant notes receivable bearing interest ranging from 4.25% to 11.03% and maturity dates from January 1, 2010 to December 15, 2024	8,999,947

			$522,968,538

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN
By:	/s/ Susan Sztuka Gunn
Susan Sztuka Gunn
Group Director – Human Resources Willis Group Holdings PLC

Dated: June 29, 2010